UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to theregistrant in connection with Rule 12g3-2(b):

Oi S.A.

CNPJ/MF No. 76.535.764/0001-43

NIRE 33.300.29520-8

Publicly-held company

NOTICE TO THE MARKET

Oi S.A. (“Oi”) informs its shareholders and the market in general, in reference to the Notice to the Market issued on May 4, 2016, that, on May 27, 2016, its subsidiary Portugal Telecom International Finance B.V. (“PTIF”) delivered its audited annual financial statements for the 2014 fiscal year to Citicorp Trustee Company Limited (the “Trustee”), the trustee of the holders of certain bonds issued by PTIF.

Rio de Janeiro, May 27, 2016.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2016

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name:	Flavio Nicolay Guimarães
Title:	Chief Financial Officer and Investor Relations Officer